VIA EDGAR

June 25, 2010

Geoffrey Kruczek, Senior Attorney
Division of Corporation Finance, Securities and Exchange Commission
100 F Street N. E.
Washington, D. C. 20549-6010

Re:          Presstek, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended January 2, 2010
Filed March 24, 2010
File No. 000-17541

Dear Mr. Kruczek:

Following are the Company’s responses to the comments in your letter of June 15, 2010 regarding the above referenced documents, in connection with your periodic review of Presstek, Inc.’s filings with the Commission. To facilitate your review, we have included your numbered comments along with our related response.

Form 10-K filed on March 24, 2010

1. Item 10. Directors, Executive Officers and Corporate Governance, page 89

Comment: We refer to your disclosure under “Board Leadership Structure…” on page 9 of your definitive proxy statement that you have incorporated by reference to your Form 10-K. Given your disclosure that your principal executive officer also serves as your chairman and that you have a lead director, please tell us and revise future filings to disclose the specific role the lead director plays in the leadership of the board. In this regard, we note the references to “experience, oversight and expertise” that he and the other directors bring, which do not appear to adequately explain the lead director’s specific role.

Presstek response: The Company will supplement its disclosure concerning board leadership structure in future filings to set forth the specific role of the lead director (as the same may be modified from time to time), substantially as follows:  "The responsibilities of the Lead Director as established by the Board include, but are not limited to:  assisting the Chairman in the setting of agendas for Board meetings; in the absence of the Chairman, chairing meetings of the Board; chairing meetings of independent Board members; in consultation with the Chairman, ensuring that information requested by Board members or Board committees is provided; and representing the independent directors in discussions with management on corporate governance issues and other matters."

2. Item 11. Executive Compensation, page 91

Comment:  The disclosure regarding “compensation cost” in note 2 on page 7 of your definitive proxy statement does not appear to comply with Item 402 (r) (2)(iii) of Regulation S-K, as revised by Release No. 33-9089 (Dec. 16, 2009). Please amend your filing accordingly. Ensure that your amended disclosure includes the information required by Instruction to Item 402 (r) (2)(iii) and (iv).

Presstek response: The Company confirms that the amounts set forth in the Option Awards column of the non-employee director compensation table on page 7 of the proxy statement are in fact the respective aggregate grant date fair values of such awards and have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option-pricing model, as to each of the non-employee directors as required by Item 402(r)(2)(iv).   In addition, although the Company inadvertently omitted the aggregate number of outstanding option awards held by the non-employee directors in the footnote to this column, as required by the Instruction to Item 402(r)(2)(iii) and (iv), the Company believes that such omission is immaterial, and notes that later dated option information as to each of its non-employee directors was provided to stockholders directly in the beneficial ownership table appearing on pages 24 and 25 in the proxy statement in accordance with Regulation S-K Item 403 (although such information is only with regard to vested options, the amounts unvested were limited to options awarded within the last fiscal year and thus aggregate grant date fair values therefore appeared in the Option Awards table).  Accordingly, the Company respectfully requests that an amendment to the Form 10-K not be required with respect to this comment and confirms that it will fully comply with the applicable disclosure requirements applicable to director compensation in future filings.

3. Exhibit Index, page 94

Comment: Please tell us why you have not filed as an exhibit the supply agreement with Lasertel dated March 5, 2010. We note in this regard your disclosure on page 19 that the supply agreement is “an important element of [y]our recent sale of the Lasertel business…..”

Presstek response: Under the Commission’s Regulation S-K, Item 601(b)(10)(ii), in the case of a contract that is of a type that ordinarily accompanies the kind of business conducted by the Company (the Lasertel supply agreement being of this type), the Company need not file such a contract as an exhibit unless the contract falls into one of four specified categories (and even then, only if not immaterial in amount or significance).  The only one of these categories applicable to the Lasertel supply agreement is the following:

“(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrants’ products or services or to purchase the major part of the registrants’ requirements of goods, services or raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;  . . . .”

Although the Company’s disclosure mentions that the supply agreement was an important element of the sale of Lasertel, the Company viewed its sale of Lasertel as the disposition of a non-critical, relatively insignificant business segment.  The Company is not dependent on Lasertel as a supplier of diodes for its products.  There are other suppliers of diodes suitable for use in the Company’s products and, in fact, the Company has sourced diodes from other suppliers since the sale of Lasertel.  Accordingly, the Company does not believe it is dependent at all on the Lasertel supply agreement and certainly not to a degree sufficient to require filing by the standard set forth in Item 601(b)(10)(ii).

4. Exhibits 31.1 and 31.2

Comment: In future filings, please ensure that the certifications by your principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 match exactly the language set forth in Item 601(b)(31)(i) of Regulation S-K. We refer in this regard to paragraph 4(d) of exhibits 31.1 and 31.2. Please also apply this comment to your Form 10-Q that was filed on May 13, 2010.

Presstek response: The Company will ensure in future filings that the certifications of our principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 match exactly the language set forth in Item 601(b)(31)(i) of Regulation S-K.

5. Form 8-K filed November 25, 2009

Comment: Please file a complete version of exhibit 2.1 to your Form 8-K filed on November 25, 2009. Specifically, we note that you have omitted exhibits A-G to exhibit 2.1.

Presstek response: In its most recent Form 10-K, the Company provided the following undertaking with respect to the Lasertel merger agreement in accordance with Regulation S-K, Item S-K 601(b)(2):

“* The Company hereby agrees to provide the Commission, upon request, copies of any omitted exhibits or schedules to this exhibit required by Item 601(b)(2) of Regulation S-K.”

The Company believes that the exception from filing of schedules and similar attachments set forth in Item 601(b)(2) applies to the omitted schedules and exhibits to the Lasertel merger agreement by which the Lasertel business was sold (i.e., a plan of disposition). In particular, the Company believes that none of the ancillary agreements attached as forms to the Lasertel agreement are themselves material contracts requiring filing under Regulation S-K, Item 601(b)(10), nor are any of them material to an understanding of the material terms and conditions of the Lasertel agreement.   The Company reiterate its undertaking to provide (supplementally) to the Commission, upon request, copies of omitted exhibits or schedules to the Lasertel agreement, and, accordingly, respectfully concludes that a complete version of exhibit 2.1 should not be required to be filed.

In response to the Commission’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jeffrey A. Cook
Executive Vice President and Chief Financial Officer
        Presstek, Inc.

Cc:          Celia A. Soehner, Attorney
Securities and Exchange Commission

Jeffrey Jacobson, Chairman, President and Chief Executive Officer
James Van Horn, Vice President, General Counsel and Secretary
Wayne Parker, Vice President and Corporate Controller
KPMG LLP
McDermott Will & Emery LLP